Exhibit 99.64

Bitfarms Announces Installation of 2,000 New Generation Miners Adding 144 Petahash of Computing Power

Toronto, Ontario and Brossard, Québec (November 9, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV: BITF) is pleased to announce the arrival and installation 2,000 new generation miners over the weekend. The new miners were installed at Bitfarms’ renovated and upgraded datacentre located in Farnham, Quebec. The order and lease financing announcement regarding the WhatsMiner M31S mining rigs was previously announced on September 21, 2020. The newly installed miners have added approximately 144 petahash per second (“PH”) to the Company’s operations.

Summary of Computing Power Expansion Plan in 2020

Announced:	Installed:	Equipment:
June, 2020	June 2020	Purchased: 1,847 MicroBT’s WhatsMiner M20S adding 133 PH of computing power
August, 2020	September 2020	Leased: 1,000 MicroBT’s WhatsMiner M31S+ adding 82 PH of computing power
October, 2020	November 2020	Leased: 2,000 MicroBT’s WhatsMiner M31S adding 144 PH of computing power
September, 2020	Estimated for late November	To be Leased: 4,000 MicroBT’s WhatsMiner M31S+ adding 328 PH of computing power
September and October, 2020	Estimated for December 2020	To be Leased: 1,000 – 3,500 MicroBT’s WhatsMiner units.

As first communicated in the Press Release dated September 21, 2020, Bitfarms is well on its way to exceeding 759 PH of new capacity during 2020. The 2,000 new miners installed this past weekend improve Bitfarms’ computing power-to-electricity efficiency ratio from 16.7 PH/MW to 17.8 PH/MW and bring our average cost per Bitcoin to approximately US$6,400 based on market conditions on the 8th of November 2020 with a Bitcoin price of approximately US$15,500.

Emiliano Grodzki, Interim Chief Executive Officer of Bitfarms added, “November has been an amazing month for Bitfarms. Bitcoin prices have been increasing quickly, the difficulty factor recently decreased, and the Company is busy installing thousands of new miners. Bitfarms is proud to be a fundamental contributor to the global Bitcoin infrastructure and to be part of the ongoing paradigm shift. We are very excited about the future.”

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks for Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates five computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial-scale data centre operators and capital markets professionals, focused on building infrastructure by developing and hosting one of the industry’s most efficient ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

Geoff Morphy

+1.647.500.7440

gmorphy@bitfarms.com

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.